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July 2, 2007	16264.00046
VIA EDGAR
Mr. Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Catalina Marketing Corporation Schedule 14A (File No. 001-11008) filed on May 2, 2007, as revised Schedule 13E-3 (File No. 005-42708) filed on June 18, 2007
Dear Mr. Pressman:
     On behalf of our client, Catalina Marketing Corporation (the “Company”), we are transmitting for filing Amendment No. 2 to the Company’s revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 of the Company and L. Dick Buell (collectively, the “Filing Persons”). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).
     We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated June 28, 2007 relating to Amendment No. 1 to the Company’s Proxy Statement, filed with the Commission on June 18, 2007. We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment. Additionally, we have revised the Filing Persons’ original Schedule 13E-3, filed with the Commission on June 18, 2007, to include the full text of written presentations delivered to the Special Committee and our Board of Directors.
Schedules 14A
     1. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

Mr. Michael Pressman
July 2, 2007

The Company has revised the first page of the Proxy Statement and the proxy card in response to the Staff’s comment.
Recommendations of the Special Committee and out Board of Directors, page 41
     2. If one party relied on the analysis of another, such as the financial advisor or Special Committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. This comment also applies to Mr. Buell.
     The Filing Persons have revised the disclosure on pages 36 and 38 of the Proxy Statement in response to the Staff’s comment.
     3. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Please note that conclusory statements, such as your brief reference to liquidation value, are insufficient. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.
     The Filing Persons have revised the disclosure on pages 34 and 35 of the Proxy Statement in response to the Staff’s comment.
     4. Please revise your bullet points in this section to explain why each factor either supported or did not support a determination of fairness. For instance, it is not clear why “the level of effort that H&F must use under the merger agreement to obtain the proceeds of the financing on the terms and conditions described in H&F’s equity and debt commitment letters” is a factor supporting a fairness determination to unaffiliated holders.
     The Filing Persons have revised the disclosure on pages 31 and 32 of the Proxy Statement in response to the Staff’s comment.
     5. Please clarify whether the negative factors discussed in this section were relevant to the Special Committee’s fairness determination.
     The Filing Persons have revised the disclosure on pages 33 and 34 of the Proxy Statement in response to the Staff’s comment.
     6. We note your statement that “the foregoing discussion summarizes the material factors considered by the special committee in its consideration of the merger and is not intended to be exhaustive.” Please revise to clarify whether all material factors related to the Special Committee’s fairness determination have been discussed.

Mr. Michael Pressman
July 2, 2007

     The Filing Persons have revised the disclosure on pages 33 and 34 of the Proxy Statement in response to the Staff’s comment.
Position of L. Dick Buell Regarding Fairness of the Merger
     7. Here, and throughout the document, delete any disclosure that implies that Mr. Buell may not be a filing person and that the transaction is not a Rule 13e-3 going private transaction.
     The Filing Persons have revised the disclosure on page 37 of the Proxy Statement in response to the Staff’s comment.
     8. Please explain in greater detail why Mr. Buell believes his interests in the transaction [did not influence] the decision of the special committee. Please explain [what] consideration Mr. Buell gave to his interests in the transaction with respect to his determination that the transaction is fair.
     The Filing Persons have revised the disclosure on pages 37 and 38 of the Proxy Statement in response to the Staff’s comment.
     9. We note your statement that the disclosure is “believed to include all material factors.” Please disclose all material factors considered by Mr. Buell.
     The Filing Persons have revised the disclosure on page 38 of the Proxy Statement in response to the Staff’s comment.
Goldman, Sachs & Co.
     10. Please delete the statement that the opinion is “qualified in its entirety by reference to the written opinion.” Investors are entitled to rely upon your disclosure. Make a corresponding revision to the Lazard disclosure.
     The Filing Persons have revised the disclosure on pages 44 and 46 of the Proxy Statement in response to the Staff’s comment.
Other Written Presentations and Opinion by Goldman
     11. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the preliminary presentations made by Goldman and Lazard pursuant to Item 1015(b) of Regulation M-A. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisor’s final opinion, then provide a statement to this

Mr. Michael Pressman
July 2, 2007

effect and summarize any differences in the information presented. Alternatively, advise us why these preliminary presentations are not materially related to the transaction.
     The Filing Persons have revised the disclosure on pages 45 and 51 of the Proxy Statement in response to the Staff’s comment. In addition, with respect to your emphasis that the disclosure requirements apply to both oral and written presentations, we note for your information that the references to oral presentations in the Proxy Statement do not refer to separate additional presentations but rather oral presentations of the written materials and that there were no other oral presentations.
Lazard Frères & Co
     12. Rather than limit your disclosure to investment banking fees, please revise to clarify whether any material relationship existed between Lazard and Catalina or H&F.
     The Filing Persons have revised the disclosure on page 51 of the Proxy Statement in response to the Staff’s comment.
Material United States Federal Income Tax Consequences
     13. Delete the statement that this discussion is a “general summary.” You are required to disclose the material tax consequences and investors are entitled to rely upon your disclosure.
     The Filing Persons have revised the disclosure on pages 64 of the Proxy Statement in response to the Staff’s comment.
Representations and Warranties
     14. Delete the phrase “you should not rely on the representations and warranties as statements of factual information.” Investors are entitled to rely on your disclosure.
     The Filing Persons have revised the disclosure on page 75 of the Proxy Statement in response to the Staff’s comment.
Where you can find more information
     15. Please explain the basis for your forward incorporation by reference pursuant to the proxy rules.
     We respectfully advise the staff as follows:
•	Instruction 2(b) to Item 14 of Schedule 14A requires registrants to provide the information required by paragraph (c)(2) of Item 14 for going-private transactions.

Mr. Michael Pressman
July 2, 2007

•	Paragraph (c)(2) of Item 14 of Schedule 14A requires the registrant to file the information required by Instruction C (Information with Respect to the Company Being Acquired) of Form S-4.
•	If the company being acquired meets the requirements for use of Form S-3, Instruction C to Form S-4 instructs the registrant to elect to provide the information required under Item 15, 16 or 17 of Form S-4.
•	The Company meets the requirements for use of Form S-3 and has elected to provide the information required under Item 15 of Form S-4.
•	Item 15 directs the Company to furnish the information required by Items 10 and 11 of Form S-4.
•	Paragraph (b) of Item 11 of Form S-4 instructs the Company to state that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the special meeting of security holders, shall be deemed to be incorporated by reference.
*   *   *
     If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above.
Sincerely,
/s/ Barry A. Brooks
Barry Brooks
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
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